UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Retek Inc.
(Name of Subject Company)

     Ruby Merger Corp.
Oracle Corporation
 (Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(Cusip Number of Class of Securities)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

CUSIP No. 76128Q109	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ORACLE CORPORATION 942871189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500,000
	8	SHARED VOTING POWER 47,691,776
	9	SOLE DISPOSITIVE POWER 5,500,000
	10	SHARED DISPOSITIVE POWER 47,691,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,191,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.6%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76128Q109	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RUBY MERGER CORP.[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,691,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,691,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,691,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0%
14	TYPE OF REPORTING PERSON CO

[1] Ruby Merger Corp. was incorporated on March 7, 2005 as a wholly-owned subsidiary of Oracle Corporation solely for the purpose of consummating a business combination with Retek Inc. and has no operations.

TENDER OFFER

     This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on March 9, 2005, as amended, by Oracle Corporation, a Delaware corporation (“Parent”), and Ruby Merger Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Retek Inc., a Delaware corporation (the “Company”), at $11.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated March 23, 2005 (the “Amended and Restated Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Amendment No. 6 also amends and supplements the Statement on Schedule 13D originally filed on March 9, 2005 by Parent and the Purchaser.

      The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 4 and 8. Terms of the Offer; Interest in Securities of Retek Inc.

     The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, April 5, 2005. Parent’s calculations indicate that approximately 47,691,776 Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 83.0% of the outstanding Shares. The Purchaser has accepted for payment all tendered shares. Together with the 5,500,000 Shares directly owned by Parent, Parent and the Purchaser collectively control approximately 92.6% of the outstanding Shares.

     Parent and the Purchaser announced a subsequent offering period commencing on Wednesday, April 6, 2005 and expiring on Tuesday, April 11, 2005 at 5 p.m., New York City time. During the subsequent offering period, the Purchaser will accept for payment and promptly pay for Shares as they are tendered. Stockholders who tender Shares during such period will be paid the same $11.25 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. The Purchaser may extend the subsequent offering period. If the subsequent offering period is extended, the Purchaser will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

     Pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of March 22, 2005 among Parent, the Purchaser and the Company, the Purchaser will be merged with and into the Company (the “Merger”), and each outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent or the Purchaser and Shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $11.25 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. The Merger is expected to occur promptly following the expiration of the subsequent offering period.

     The press release announcing the expiration of the initial offering period and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(x).

Item 12. Exhibits.

      Item 12 is hereby amended and supplemented by adding the following exhibit:

      “(a)(5)(x) Text of press release issued by Parent dated April 5, 2005.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2005

ORACLE CORPORATION

By:	/s/ Safra Catz

	Name:	Safra Catz
	Title:	President and Chief Financial Officer

RUBY MERGER CORP.

By:	/s/ Safra Catz

	Name:	Safra Catz
	Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.

(a)(5)(x)	Text of press release issued by Parent dated April 5, 2005.